Pricing Supplement To prospectus dated December 23, 2008, and Amendment No. 1 to prospectus supplement for knock-out notes dated January 8, 2010	Amendment No. 1 dated December 21, 2010 to Pricing Supplement No. 616 dated December 15, 2010 Registration Statement No. 333-156423; Rule 424(b)(2)

Structured Investments	Morgan Stanley $2,050,000 Knock-Out Notes Linked to the iShares® MSCI EAFE Index Fund due June 22, 2012

General
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The notes are designed for investors who seek to participate in the appreciation of the iShares® MSCI EAFE Index Fund at maturity and who anticipate that the Share Closing Price on the Valuation Date and during the approximately 18-month Observation Period will not have declined, as compared to the Initial Share Price, by more than 25%.  Investors should be willing to forgo interest and dividend payments and, if the Share Closing Price has declined on any trading day during the Observation Period, as compared to the Initial Share Price, by more than 25%, be willing to lose some or all of their principal based on the performance of the Underlying Shares over the term of the notes.  If the price of the Underlying Shares has not declined on any trading day during the Observation Period, as compared to the Initial Share Price, by more than 25%, investors will receive the greater of (a) the Underlying Share Return and (b) the Contingent Minimum Return of 14.30% at maturity, subject to the Maximum Payment at Maturity.

•	Senior unsecured obligations of Morgan Stanley maturing June 22, 2012†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on December 15, 2010 and are expected to settle on or about December 22, 2010.
Key Terms
Underlying Shares:	iShares® MSCI EAFE Index Fund
Knock-Out Event:
A Knock-Out Event occurs if, on any trading day during the Observation Period, the Share Closing Price times the Adjustment Factor on such day has decreased, as compared to the Initial Share Price, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	25%
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred during the Observation Period, you will receive a cash payment at maturity per note equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Underlying Share Return, subject to the Maximum Payment at Maturity.  For additional clarification, please see “What is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Shares?” on page PS-2.

If a Knock-Out Event HAS occurred during the Observation Period, you will receive a cash payment at maturity that will reflect the percentage appreciation or depreciation in the Share Closing Price on a 1 to 1 basis.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Share Return), subject to the Maximum Payment at Maturity

If a Knock-Out Event has occurred, you will lose some or all of your investment if the Final Share Price has declined from the Initial Share Price.  There is no minimum payment at maturity and you could lose your entire investment.

Contingent Minimum Return:	14.30%
Observation Period:
The period that includes each trading day on which a market disruption event does not occur from and including the first trading day immediately following the Pricing Date to and including the Valuation Date.  The Observation Period will extend to the date on which the Final Share Price is determined if the Valuation Date is postponed in accordance with the definition thereof, regardless of whether such date is a non-trading day or a day on which a market disruption event occurs.

Maximum Payment at Maturity	$1,200 per note (120% of the stated principal amount)
Monitoring:	Closing Level
Share Closing Price:	On any day, the share closing price for the Underlying Shares
Underlying Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	$57.57, which is the Share Closing Price on the Pricing Date.
Final Share Price:	The Share Closing Price on the Valuation Date times the Adjustment Factor on such date
Adjustment Factor:	1.0, subject to adjustment in the event of certain events affecting the Underlying Shares.
Valuation Date:	June 19, 2012†
Maturity Date:	June 22, 2012†
Pricing Date:	December 15, 2010
Issue Date:	December 22, 2010 (5 business days after the Pricing Date)
CUSIP / ISIN:	617482QE7 / US617482QE79
† Subject to postponement for non-trading days or in the event of a market disruption event and as described under “Description of Notes—Postponement of Valuation Date(s) or Review Date(s)” in the accompanying prospectus supplement for knock-out notes.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page S-18 of the accompanying prospectus supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	100%	1.25%	98.75%
Total	$2,050,000	$25,625	$2,024,375
(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated, the agent, a fixed sales commission of 1.25% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of 98.75% of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this pricing supplement for information about fees and commissions.
The agent for this offering, Morgan Stanley & Co. Incorporated, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” below.
THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Morgan Stanley	JPMorgan
December 15, 2010	Placement Agent

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for knock-out notes dated January 8, 2010.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated December 14, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement for knock-out notes dated January 8, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310000049/dp16113_424b2a1.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this pricing supplement are defined in the prospectus supplement for knock-out notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Shares?

The following table illustrates the hypothetical return at maturity on the notes.  The “Return on Notes” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below assume an Initial Share Price of $58 and reflect the Maximum Payment at Maturity of $1,200 per note (a return of 20% on the notes) and the Contingent Minimum Return of 14.30%.  The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the notes.

		Return on Notes
Final Share Price	Underlying Share Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
$104.40	80.00%	20.00%	20.00%
$95.70	65.00%	20.00%	20.00%
$87.00	50.00%	20.00%	20.00%
$81.20	40.00%	20.00%	20.00%
$75.40	30.00%	20.00%	20.00%
$69.60	20.00%	20.00%	20.00%
$66.70	15.00%	15.00%	15.00%
$63.80	10.00%	14.30%	10.00%
$60.90	5.00%	14.30%	5.00%
$58.00	0.00%	14.30%	0.00%
$55.10	-5.00%	14.30%	-5.00%
$52.20	-10.00%	14.30%	-10.00%
$49.30	-15.00%	14.30%	-15.00%
$46.40	-20.00%	14.30%	-20.00%
$43.50	-25.00%	14.30%	-25.00%
$40.60	-30.00%	N/A	-30.00%
$34.80	-40.00%	N/A	-40.00%
$29.00	-50.00%	N/A	-50.00%
$23.20	-60.00%	N/A	-60.00%
$17.40	-70.00%	N/A	-70.00%
$11.60	-80.00%	N/A	-80.00%
$5.80	-90.00%	N/A	-90.00%
$0.00	-100.00%	N/A	-100.00%
(1)  The Share Closing Price has not declined, as compared to the Initial Share Price, by more than 25% on any trading day during the Observation Period.
(2)  The Share Closing Price has declined, as compared to the Initial Share Price, by more than 25% on any trading day during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity
The following examples illustrate how the return on the notes set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event HAS occurred, and the Share Closing Price decreases from the Initial Share Price of $58 to a Final Share Price of $29.  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of 14.30% and is therefore exposed to the negative performance of the Underlying Shares on a 1 to 1 basis.  The investor receives a payment at maturity based on the Underlying Share Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  A Knock-Out Event HAS occurred, and the Share Closing Price increases from the Initial Share Price of $58 to a Final Share Price of $66.70.  Because a Knock-Out Event has occurred, the investor will receive a payment at maturity based on the Underlying Share Return of 15%, calculated as follows:

$1,000 + ($1,000 x 15%)  = $1,150

Example 3:  A Knock-Out Event HAS occurred, and the Share Closing Price increases from the Initial Share Price of $58 to a Final Share Price of $81.20.  Because a Knock-Out Event has occurred, the investor will receive a payment at maturity based on the Underlying Share Return.  Because the Underlying Share Return of 40% results in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,200 per note.

Example 4:  A Knock-Out Event has NOT occurred, and the Share Closing Price increases from the Initial Share Price of $58 to a Final Share Price of $81.20.  Because a Knock-Out Event has not occurred and the Underlying Share Return of 40.00% is greater than the Contingent Minimum Return of 14.30%, the investor receives a payment at maturity based on the Underlying Share Return. However, because the Underlying Share Return of 40% results in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,200 per note.

Example 5:  A Knock-Out Event has NOT occurred, and the Share Closing Price increases from the Initial Share Price of $58 to a Final Share Price of $66.70.  Because the Underlying Share Return of 15% is greater than the Contingent Minimum Return of 14.30%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 15%)  = $1,150

Example 6:  A Knock-Out Event has NOT occurred, and the Share Closing Price increases from the Initial Share Price of $58 to a Final Share Price of $63.80.  Because a Knock-Out Event has not occurred and the Underlying Share Return of 10.00% is less than the Contingent Minimum Return of 14.30%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 14.30%)  = $1,143

Example 7:  A Knock-Out Event has NOT occurred, and the Share Closing Price decreases from the Initial Share Price of $58 to a Final Share Price of $55.10.  Because a Knock-Out Event has not occurred and the Underlying Share Return of –5.00% is less than the Contingent Minimum Return of 14.30%, the investor receives the benefit of the Contingent Minimum Return and therefore receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 14.30%)  = $1,143

Selected Purchase Considerations

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APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Underlying Shares at maturity, subject to the Maximum Payment at Maturity.  If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of 14.30%, or a minimum payment at maturity of $1,143 for each note.  However, if a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% decline in the Final Share Price, as compared to the Initial Share Price.  Even if a Knock-Out Event has occurred, if the Final Share Price is greater than the Initial Share Price, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Underlying Share Return, subject to the Maximum Payment at Maturity.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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DIVERSIFICATION OF THE iSHARES® MSCI EAFE INDEX FUND — The iShares® MSCI EAFE Index Fund is an exchange-traded fund managed by iShares®, Inc., a registered investment company, which seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index.  The MSCI EAFE Index is a free-float adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada.  See “Information about the Underlying Shares” on page PS-9 of this pricing supplement.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, and subject to the discussions below and in the accompanying prospectus supplement regarding the possible application of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes.

Because the notes are linked to shares of an exchange-traded fund, there is a substantial risk that an investment in the notes will be treated as a “constructive ownership transaction” as defined in Section 1260 of the Code.  If an investment in the notes is treated as a “constructive ownership transaction,” any long-term gain recognized in respect of the notes that is in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be recharacterized as ordinary income (which ordinary income would also be subject to an interest charge).  U.S. Holders should consult their tax advisers regarding the potential application of the “constructive ownership” rule to the notes.

The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  Because the notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other equity-linked notes that do not provide for the return of principal.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime (as discussed above).  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Shares or any of the component stocks of the MSCI EAFE Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for knock-out notes dated January 8, 2010.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes.  If a Knock-Out Event occurs during the approximately 18-month Observation Period, you will be fully exposed to any depreciation in the Share Closing Price.  If a Knock-Out Event has occurred and the Final Share Price is less than the Initial Share Price, the payment at maturity on each note will be less, and may be significantly less, than the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

•	THE NOTES DO NOT PAY INTEREST — Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
YOUR APPRECIATION POTENTIAL IS LIMITED — The appreciation potential of the notes will be limited by the Maximum Payment at Maturity whether or not a Knock-Out Event occurs.  The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Share Price is substantially greater than the Initial Share Price.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying Shares or of securities composing the MSCI EAFE Index would have.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY —  While the payment at maturity described in this pricing supplement is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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THE PRICE OF THE UNDERLYING SHARES IS SUBJECT TO CURRENCY EXCHANGE RISK — Because the price of the Underlying Shares is related to the U.S. dollar price of stocks underlying the MSCI EAFE Index, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which such component securities trade.  Exchange rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including the supply of, and the demand for, those currencies, as well as government policy, intervention or actions, but are also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region.  An investor’s net exposure will depend on the extent to which the currencies of the component countries strengthen or weaken against the U.S. dollar and the relative weight of each currency.  If, taking into account such weighting, the dollar strengthens against the currencies of the component securities represented in the MSCI EAFE Index, the price of the Underlying Shares will be adversely affected and the payment at maturity on the notes may be reduced.  Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments; and

•	the extent of governmental surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

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THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES SUCH AS THE NOTES LINKED TO THE VALUE OF FOREIGN EQUITY SECURITIES — The Underlying Shares track the performance of the MSCI EAFE Index, which is linked to the value of foreign equity securities.  Investments in securities linked to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities issued in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payment positions.

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ADJUSTMENTS TO THE UNDERLYING SHARES OR TO THE MSCI EAFE INDEX COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — The investment adviser to the iShares® MSCI EAFE Index Fund, BlackRock Fund Advisors (the “Investment Adviser”) seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index.  Pursuant to its investment strategy or otherwise, the Investment Advisor may add, delete or substitute the stocks composing the iShares® MSCI EAFE Index Fund.  Any of these actions could adversely affect the price of the Underlying Shares and, consequently, the value of the notes.  MSCI Inc. (“MSCI”) is responsible for calculating and maintaining the MSCI EAFE Index.  MSCI may add, delete or substitute the stocks constituting the MSCI EAFE Index or make other methodological changes that could change the value of the MSCI EAFE Index.  MSCI may discontinue or suspend calculation or publication of the MSCI EAFE Index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued MSCI EAFE Index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

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THE UNDERLYING SHARES AND THE MSCI EAFE INDEX ARE DIFFERENT — The performance of the Underlying Shares may not exactly replicate the performance of the MSCI EAFE Index because the iShares® MSCI EAFE Index Fund will reflect transaction costs and fees that are not included in the calculation of the MSCI EAFE Index.  It is also possible that the iShares® MSCI EAFE Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the MSCI EAFE Index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in this fund, differences in trading hours between the iShares® MSCI EAFE Index Fund and the MSCI EAFE Index or due to other circumstances.  The Investment Adviser may invest up to 10% of the iShares® MSCI EAFE Index Fund’s assets in shares of other iShares® funds that seek to track the performance of equity securities of constituent countries of the MSCI EAFE Index.

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THE ANTIDILUTION ADJUSTMENTS DO NOT COVER EVERY EVENT THAT COULD AFFECT THE SHARES OF THE ISHARES® MSCI EAFE INDEX FUND — MS & Co., as calculation agent, will adjust the amount payable at maturity for certain events affecting the shares of the iShares® MSCI EAFE Index Fund.  However, the calculation agent will not make an adjustment for every event that could affect the shares of the iShares® MSCI EAFE Index Fund.  If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the notes may be materially and adversely affected.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.   We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Shares and the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of the Underlying Shares on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the price, especially in relation to the Knock-Out Buffer Amount and the expected volatility of the Underlying Shares;

•	the time to maturity of the notes;

•	the dividend rates on the Underlying Shares and the common stocks underlying the MSCI EAFE Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if a Knock-Out Event has occurred or is likely to imminently occur in light of the then-current price of the Underlying Shares.

You cannot predict the future performance of the Underlying Shares based on their historical performance.  We cannot guarantee that a Knock-Out Event will not occur or that the Underlying Share Return will be positive so that you will receive at maturity an amount in excess of the principal amount of the notes.  You can review the historical prices of the Underlying Shares in “Historical Information” below.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the Observation Period, including on the Valuation Date, could affect the price of the Underlying Shares in a way that may reduce the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the iShares® MSCI EAFE Index Fund based on the daily historical closing prices of the Underlying Shares from January 1, 2005 through December 15, 2010.  The closing price of the Underlying Shares on December 15, 2010 was $57.57  We obtained the closing prices of the Underlying Shares below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical prices of the Underlying Shares should not be taken as an indication of future performance, and no assurance can be given as to the Share Closing Price during the Observation Period or on the Valuation Date.  We cannot give you any assurance that the Share Closing Price  will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the stated principal amount of the notes.

Historical Performance of the iShares® MSCI EAFE Index Fund

Information about the Underlying Shares

The iShares® MSCI EAFE Index Fund.  The iShares® MSCI EAFE Index Fund is an exchange-traded fund managed by iShares®, Inc. (“iShares”), a registered investment company.  iShares consists of numerous separate investment portfolios, including the iShares® MSCI EAFE Index Fund.   This fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI EAFE Index.  Information provided to or filed with the Commission by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Commission file numbers 033-97598 and 811-09102, respectively, through the Commission’s website at http://www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

This pricing supplement relates only to the notes offered hereby and does not relate to the Underlying Shares.  We have derived all disclosures contained in this pricing supplement regarding iShares from the publicly available documents described in the preceding paragraph.  In connection with the offering of the notes, neither we nor the agent has participated in the preparation of such documents or made any due diligence inquiry with respect to iShares.  Neither we nor the agent makes any representation that such publicly available documents or any other publicly available information regarding iShares is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Shares (and therefore the price of the Underlying Shares at the time we priced the notes) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning iShares could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Shares.

We and/or our affiliates may presently or from time to time engage in business with iShares.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to iShares, and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws.  As a prospective purchaser of the notes, you should undertake an independent investigation of iShares as in your judgment is appropriate to make an informed decision with respect to an investment in the Underlying Shares.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”).  The notes are not sponsored, endorsed, sold, or promoted by BTC.  BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes.  BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI EAFE IndexSM. The MSCI EAFE Index® is a stock index calculated, published and disseminated daily by MSCI Inc., through numerous data vendors, on the MSCI website and a majority of them in real time on Bloomberg Financial Markets and Reuters Limited.  The MSCI EAFE Index® is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the United States and Canada. As of December 2010, the MSCI EAFE Index consisted of the following 22 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The MSCI EAFE Index includes components from Australia and New Zealand and all countries in Europe and Asia that are designated by MSCI as Developed Markets.  The MSCI EAFE Index was developed with a base value of 100 as of December 31, 1969.  The MSCI EAFE Index® is described under the heading “Annex A—Underlying Indices and Underlying Index Publishers Information—MSCI EAFE Index®” and “—MSCI Global Investable Market Indices Methodology” in the accompanying prospectus supplement for knock-out notes.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the prospectus supplement for knock-out notes.

Supplemental Plan of Distribution; Conflicts of Interest

Morgan Stanley & Co. Incorporated (“MS & Co.”) will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. Incorporated a fixed sales commission of 1.25% for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of 98.75% of the stated principal amount per note, and the placement agent will forgo any fees with respect to such sales.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.